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                                                                     Exhibit 3.1


                          CERTIFICATE OF INCORPORATION

                                       OF

                               111 HOLDINGS, INC.



      FIRST: The name of the Corporation is 111 Holdings, Inc.

      SECOND: The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

      THIRD: The nature of the business or purposes to be conducted or promoted are: To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

      FOURTH: The total number of shares of stock that the Corporation shall have authority to issue is One Thousand (1,000), and the par value of each of such shares is $1.

      FIFTH: The name and mailing address of the sole incorporator are as follows:

          Name                          Mailing Address
          ----                          ---------------

      Kevin C. Smith                Chadbourne & Parke LLP
                                    30 Rockefeller Plaza
                                    New York, New York  10112

      SIXTH: The Board of Directors is authorized to adopt, amend or repeal the By-Laws of the Corporation.

      SEVENTH: Meetings of stockholders shall be held at such place, within or without the State of Delaware, as may be designated by or in the manner provided in the By-Laws, or, if not so designated or provided, at the registered office of the Corporation in the State of Delaware. Elections of directors need not be by written ballot unless and to the extent that the By-Laws so provide.


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      EIGHTH: No director of the Corporation shall be personally liable to the
Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing clause shall not apply to any liability of a director to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of this Article EIGHTH, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article EIGHTH, shall be effective with respect to any cause of action, suit, claim or other matter that, but for this Article EIGHTH, would accrue or arise prior to such amendment, repeal or adoption of an inconsistent provision.

      NINTH: The Corporation reserves the right to amend, alter or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights of stockholders herein are subject to this reservation.

      THE UNDERSIGNED, being the sole incorporator above named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, has signed this instrument this 5th day of May, 1997.

                                            /s/ Kevin C. Smith
                                        ------------------------------
                                                Kevin C. Smith
                                               Sole Incorporator


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